# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enzon Pharmaceuticals, Inc., CIK 0000727510
CUSIP: 293904108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Commerce Drive, Suite 135, Cranford, New Jersey (NJ), 07016
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0000950123-08-002960
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000; Joshua Apfelroth, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, 212-969-3000; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave, Ste 600, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,056,636; sole dispositive power 0; shared dispositive power 36,056,636; aggregate amount beneficially owned 36,056,636 (48.6% of the class)
  Comment: The Reporting Person may also be deemed to beneficially own shares of Preferred Stock. See Items 4 and 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Enzon Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 20 Commerce Drive, Suite 135, Cranford, New Jersey (NJ), 07016
Comment: This statement constitutes Amendment No. 16 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), issued by Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (as previously amended, the "Original 13D"), on behalf of the Reporting Persons (as defined in Item 2 of this Amendment No. 16 to Schedule 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(c) of the Original 13D are hereby amended and restated as follows:

The persons filing this statement are Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), and Carl C. Icahn, a citizen of the United States of America (collectievely, the "Reporting Persons").
Residence or business address: The principal business address of each of Icahn Enterprises Holdings and Icahn Enterprises GP is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160. The principal business address of Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.
Present principal occupation or employment:
Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises L.P. and Icahn Enterprises Holdings.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger of the Issuer and Viskase

On June 20, 2025, the Issuer, EPSC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), and Viskase Companies, Inc., a Delaware corporation ("Viskase"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Subsidiaries of Icahn Enterprises Holdings currently own approximately 81% of the outstanding shares of Viskase. Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of the Issuer (the "Merger"). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Following the consummation of the Merger (the "Closing"), it is anticipated that the combined company will operate under the name "Viskase Holdings, Inc." and will trade on the "OTCQX" tier of the OTC market of the OTC Markets Group, Inc. The Merger Agreement has been unanimously recommended by a Special Committee of the independent directors of the Issuer (the "Enzon Special Committee") and a Special Committee of the independent directors of Viskase and, acting upon such recommendations, has been unanimously approved by the Boards of Directors of each of the Issuer and Viskase.

The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, at the effective time of the Merger: (i) each share of common stock, par value $0.01 per share, of Viskase (the "Viskase Common Stock") issued and outstanding immediately prior to the Merger (other than shares held by holders that properly exercise dissenters rights, shares held in treasury, and shares held by the Issuer) will be automatically converted into the right to receive the number of Shares equal to the exchange ratio as calculated under the Merger Agreement (the "Merger Consideration"); (ii) all shares of Viskase Common Stock converted into the right to receive the Merger Consideration will automatically be cancelled and will cease to exist as of the effective time of the Merger; and (iii) each share of the Issuer's Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), held by affiliates of the Reporting Persons will be exchanged for Shares at a discount to its liquidation value based upon the 20-day volume weighted average price ("VWAP") of the Shares prior to execution of the Merger Agreement; and (iv) pursuant to the terms of an exchange offer to be commenced by the Issuer, each share of Series C Preferred Stock held by non-affiliates of the Reporting Persons will have the right to be exchanged for Shares at its liquidation value based upon the 20-day VWAP of the Shares prior to execution of the Merger Agreement.

Under the exchange ratio formula in the Merger Agreement and assuming that the Series C Preferred Stock is exchanged for Shares in full, upon closing of the Merger, (x) the holders of Shares immediately prior to the closing of the Merger are expected to own approximately 2.06% of the combined company's common stock, (y) the holders of Series C Preferred Stock, including the Reporting Persons, are expected to own approximately 13.84% of the combined company's common stock and (z) Viskase stockholders are expected to own approximately 84.1% of the combined company's common stock, subject to certain adjustments based upon the number of shares of Series C Preferred Stock exchanged for Shares by non-affiliates of the Reporting Persons and the amount of cash held by the Issuer at the effective time of the Merger, and depending on the liquidation value of the Series C Preferred Stock at the date of closing of the Merger. Upon the Closing, it is anticipated that the Reporting Persons will beneficially own approximately 91% of the combined company.

The Chief Executive Officer of the combined company will be Timothy P. Feast, who is currently the Chief Executive Officer of Viskase. The Board of Directors of the combined company will be selected by the Board of Directors of Viskase and include Jordan Bleznick, a current member of the Issuer's Board of Directors and former employee of Icahn Enterprises L.P.

The Closing is subject to the satisfaction or waiver of certain customary closing conditions.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

IEH Support Agreement

In connection with the execution and delivery of the Merger Agreement, Icahn Enterprises Holdings and certain of its affiliates entered into a support agreement (the "IEH Support Agreement") with the Issuer and Viskase, pursuant to which Icahn Enterprises Holdings and certain of its affiliates agreed (among other things) to, subject to the terms and conditions set forth therein, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by Icahn Enterprises Holdings and its affiliates approving the Merger and the amendment to the Issuer's certificate of incorporation, and (ii) immediately prior to the Closing, exchange each issued and outstanding share of the Series C Preferred Stock held by Icahn Enterprises Holdings and its affiliates for Shares at a discount to its liquidation value based upon the 20-day VWAP of the Shares prior to execution of the Merger Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of the IEH Support Agreement, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original 13D is hereby amended and supplemented as follows:

The disclosure set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The exhibit list in Item 7 of the Original 13D is hereby amended and supplemented by adding the following exhibit:

1. Merger Agreement, dated June 20, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Enzon Pharmaceuticals, Inc. on June 23, 2025)
2. Support Agreement, dated June 20, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enzon Pharmaceuticals, Inc. on June 23, 2025)

## Signatures
- CARL C ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (06/23/2025)
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (06/23/2025)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (06/23/2025)